Dome Audio Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2019	For The Year Ended December 31, 2018
Revenue	$ -	$ -
Expenses:		
General & administrative	109,013	79,398
R&D	5,382	3,174
Sales and marketing	3,912	4,595
Travel	4,448	-
Interest expense	-	7,911
Other expense	5,816	-
Total expenses	128,571	95,078
Net loss before taxes	(128,571)	(95,078)
Provision from income taxes	-	-
Net loss	$ (128,571)	$ (95,078)